UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Comstock Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

205768302

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	205768302

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SteelMill Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,712,269
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,712,269
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,712,269
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	205768302

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PointState Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,712,269
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,712,269
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,712,269
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	205768302

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PointState Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,712,269
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,712,269
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,712,269
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	205768302

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PointState Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,712,269
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,712,269
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,712,269
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON IA and PN

5

CUSIP No.	205768302

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PointState Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,712,269
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,712,269
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,712,269
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON OO

6

CUSIP No.	205768302

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlockHouse Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,712,269
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,712,269
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,712,269
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON PN

7

CUSIP No.	205768302

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PointState BlockHouse LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,712,269
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,712,269
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,712,269
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON IA and PN

8

CUSIP No.	205768302

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlockHouse Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,712,269
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,712,269
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,712,269
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON OO

9

CUSIP No.	205768302

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zachary J. Schreiber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,712,269
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,712,269
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,712,269
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON IN

10

CUSIP No.	205768302

Item 1(a)	Name of Issuer

The name of the issuer is Comstock Resources, Inc. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at:
5300 Town and Country Blvd., Suite 500, Frisco, Texas 75034.

Item 2(a)	Name of Person Filing

This statement is filed by:

(1)	SteelMill Master Fund, LP, a Cayman Islands exempted limited partnership (“SteelMill”);

(2)	PointState Fund LP, a Delaware limited Partnership (“PointState Fund”);

(3)	PointState Holdings LLC, a Delaware limited liability company, which serves as the general partner to PointState Fund and SteelMill (“PointState Holdings”);

(4)	PointState Capital LP, a Delaware limited partnership (“PointState”), which serves as the investment manager to SteelMill, PointState Fund and Conflux Fund LP, a Delaware limited partnership (“Conflux”);

(5)	PointState Capital GP LLC, a Delaware limited liability company which serves as the general partner to PointState (“PointState GP”); and

(6)	BlockHouse Master Fund LP, a Cayman Islands exempted limited partnership (“BlockHouse”);

(7)	PointState BlockHouse LLC, a Delaware limited liability company, which serves as the investment manager to BlockHouse (“PointState BlockHouse”);

(8)	BlockHouse Holdings LLC, a Delaware limited liability company, which serves as the general partner to BlockHouse (“BlockHouse Holdings”); and

(9)	Zachary J. Schreiber (“Mr. Schreiber”), who serves as managing member of PointState GP, which in turn serves as the general partner of PointState, and who serves as managing member of PointState Holdings, the managing member of BlockHouse Holdings, and the general partner of SteelMill and PointState Fund, and of Conflux Holdings LLC, the general partner of Conflux.

11

SteelMill, PointState Fund, PointState Holdings, PointState, PointState GP, BlockHouse, PointState BlockHouse, BlockHouse Holdings and Mr. Schreiber are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1), not as members of a group.

Item 2(b)	Address of Principal Business Office or, if None, Residence

The address of the business office of each of the Reporting Persons is care of PointState Capital LP, 40 West 57th Street, 25th Floor, New York, NY 10019.

Item 2(c)	Citizenship

SteelMill and BlockHouse are organized under the laws of the Cayman Islands. PointState, PointState Fund, PointState Holdings, PointState GP, PointState BlockHouse and BlockHouse Holdings are organized under the laws of Delaware. Mr. Schreiber is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.50 per share (“Common Shares”).

Item 2(e)	CUSIP No.

205768302

12

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The Reporting Persons hold Company notes that became convertible upon approval by the Company’s shareholders on November 8, 2016. By the terms of the convertible notes, the Reporting Persons may not convert such notes for more than 9.99% of the shares of Common Stock outstanding at any time. All calculations of percentage ownership herein are based on a total of 15,427,561 shares of Common Stock issued and outstanding as of November 2, 2017, as disclosed on the Company’s form 10-Q, filed with the Securities and Exchange Commission on November 2, 2017, plus 1,712,269 shares issuable to the Reporting Persons upon conversion of convertible notes held by the Reporting Persons, giving effect to the limitation disclosed above.

13

(A)	SteelMill Master Fund LP:

(a)	Amount beneficially owned: 1,712,269 shares of Common Stock

(b)	Percent of Class: 9.99%

(c)	(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,712,269 shares of Common Stock

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,712,269 shares of Common Stock

(B)	PointState Fund LP:

(a)	Amount beneficially owned: 1,712,269 shares of Common Stock

(b)	Percent of class: 9.99%

(c)	(i)	Sole power to vote or direct the vote: -0-

(ii)	shared power to vote or direct the vote: 1,712,269 shares of Common Stock

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,712,269 shares of Common Stock

(C)	PointState Holdings LLC:

(a)	Amount beneficially owned: 1,712,269 shares of Common Stock

(b)	Percent of class: 9.99%

(c)	(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,712,269 shares of Common Stock

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,712,269 shares of Common Stock

14

(D)	PointState Capital LP:

(a)	Amount beneficially owned: 1,712,269 shares of Common Stock

(b)	Percent of class: 9.99%

(c)	(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,712,269 shares of Common Stock

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,712,269 shares of Common Stock

(E)	PointState Capital GP LLC:

(a)	Amount beneficially owned: 1,712,269 shares of Common Stock

(b)	Percent of class: 9.99%

(c)	(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,712,269 shares of Common Stock

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,712,269 shares of Common Stock

(F)	BlockHouse Master Fund LP:

(a)	Amount beneficially owned: 1,712,269 shares of Common Stock

(b)	Percent of class: 9.99%

(c)	(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,712,269 shares of Common Stock

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,712,269 shares of Common Stock

15

(G)	PointState BlockHouse LLC:

(a)	Amount beneficially owned: 1,712,269 shares of Common Stock

(b)	Percent of class: 9.99%

(c)	(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,712,269 shares of Common Stock

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,712,269 shares of Common Stock

(H)	BlockHouse Holdings LLC:

(a)	Amount beneficially owned: 1,712,269 shares of Common Stock

(b)	Percent of class: 9.99%

(c)	(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,712,269 shares of Common Stock

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,712,269 shares of Common Stock

(I)	Zachary J. Schreiber:

(a)	Amount beneficially owned: 1,712,269 shares of Common Stock

(b)	Percent of class: 9.99%

(c)	(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,712,269 shares of Common Stock

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,712,269 shares of Common Stock

16

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check following ☐.

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item, and if such interest relates to more than five percent of the class, such persons should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

If a parent holding company has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identify and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule, pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identify and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identify of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group

Notice dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

17

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

ZACHARY J. SCHREIBER, individually; as managing member of PointState Capital GP LLC, as general partner of PointState Capital LP, the managing member of PointState BlockHouse LLC; and as managing member of PointState Holdings LLC, as general partner of SteelMill Master Fund LP and PointState Fund LP and managing member of BlockHouse Holdings LLC, the general partner of BlockHouse Master fund LP.

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber

19